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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                                (Amendment No.4)*

                   Interchange Financial Services Corporation
                   ------------------------------------------


                           Common Stock, no par value
                           --------------------------


                                    458447109
                                 --------------
                                 (CUSIP Number)

            Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054
                             (973) 560-1400, Ext.108
            ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 9, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

This statement on Schedule 13 D which was filed on April 13, 2005, Amendment No.1 was filed on June 29, 2005, Amendment No.2 was filed on August 23, 2005, and Amendment No. 3 was filed on November 14, 2005 on behalf of Seidman and Associates, L.L.C ("SAL"), Seidman Investment Partnership, L.P. ("SIP"), Seidman Investment Partnership II, L.P. ("SIPII"), Kerrimatt, L.P. ("Kerrimatt"), Broad Park Investors, L.L.C ("Broad Park"), Federal Holdings, L.L.C. ("Federal"), Pollack Investment Partnership, L.P. ("PIP"), Lawrence Seidman ("Seidman"), and Dennis Pollack ("Pollack") collectively, the ("Reporting Persons") with respect to the Reporting Persons' beneficial ownership of shares of Common stock ("the Shares") of Interchange Financial Services Corporation, a New Jersey corporation, is hereby amended as set forth below: Such statement on Schedule 13D is hereinafter referred to as the "Schedule 13D". Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

4. Purpose of Transaction

Attached hereto as an exhibit and included herein in its entirety is a copy of a letter, dated December 9, 2005 from Lawrence B. Seidman, Manager of Seidman & Associates, LLC to Mr. Anthony Abbate, President & Chief Executive Officer of Interchange Financial Services Corporation. This letter nominates Raymond Vanaria and Neal Axelrod for election to the Board of Directors of Interchange Financial Services Corp. in opposition to the directors proposed by Interchange Financial Services Corp. It is anticipated that the annual meeting for election of directors will be held in April, 2006.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date  December 9, 2005                          /ss/ Lawrence B. Seidman
                                                --------------------------------
                                                Lawrence B. Seidman
                                                Power of Attorney pursuant
                                                to Joint Agreement dated
                                                July 26, 2004

                            SEIDMAN & ASSOCIATES, LLC
                                 100 Misty Lane
                                  P.O. Box 5430
                              Parsippany, NJ 07054
                              (973) 560-1400, X108
                                December 9, 2005

Via facsimile (201) 845-4640 and Federal Express
Mr. Anthony Abbate
President & Chief Executive Officer
Park 80 West/Plaza II
Saddle Brook, NJ 07663

Re: Interchange Financial Services Corporation

Dear Mr. Abbate:

        Seidman & Associates, LLC ("SAL") has been a record and beneficial holder of Interchange Financial Services Corporation (IFCJ) shares for approximately 3 1/2 years.
        This letter will serve to formally advise you that SAL hereby nominates Raymond Vanaria (Vanaria) and Neal Axelrod (Axelrod) for election to IFCJ's Board of Directors at IFCJ's 2006 Annual Meeting, in opposition to the directors to be proposed by IFCJ. [Please note that Vanaria and Axelrod are also shareholders.]
        A review of IFCJ By-laws and Certificate of Incorporation does not disclose the existence of a mechanism or any particular requirements for shareholder nominations. All appropriate filings will be made with the Securities and Exchange Commission to permit the solicitation of proxies on behalf of Messrs Vanaria and Axelrod.
        If no response to this letter is received within ten (10) days, SAL will conclude that no additional notice is required to perfect and implement the nomination of Messrs Vanaria and Axelrod for election to the Board of Directors. If it is your position that additional information is required, or that different procedures must be followed, in order to nominate Messrs Vanaria and Axelrod, please state in writing what information is required and/or other procedures that must be followed and basis(es) that support your position.
        In addition, please provide IFCJ's most current shareholder lists (including the NOBO/CEDE/Philadep list) as required by N.J.S.A. 14A:5-28,
Section 14a-7 of the Exchange Act of 1934 and Rule 14a-7 promulgated thereunder so Messrs Vanaria and Axelrod can communicate with their fellow IFCJ shareholders concerning matters of common concern and the election. Also enclosed are the required Certifications from Seidman & Associates and Messrs Vanaria and Axelrod. Your prompt response to this demand is requested.


                                                Very truly yours,

                                                By: /ss/ Lawrence B. Seidman
                                                    ----------------------------
                                                    SEIDMAN & ASSOCIATES, LLC
                                                    Lawrence Seidman

EXHIBIT A

                                  CERTIFICATION

        Lawrence B. Seidman, upon his oath certifies as follows:

    1. The Requesting Entities will not use the shareholder list information for any purpose other than to communicate with, and, if necessary, to solicit proxies from, the shareholders of Interchange Financial Services Corp. with respect to the Director slate proposed by the Nominating Shareholder for election at the next annual shareholder meeting.

    2. The Requesting Entities will not disclose the shareholder list information to any person other than the beneficial owner for whom the shareholder list request was made, or an employee or agent to the extent necessary to effect the communication or solicitation referred to above.


                                            Seidman & Associates, LLC


                                            By: /ss/ Lawrence B. Seidman
                                                --------------------------------
                                                Lawrence B. Seidman, Manager

STATE OF NEW JERSEY
                      )SS.
COUNTY OF MORRIS

BEFORE ME, a notary public in and for the State of New Jersey, County of Morris, did personally appear LAWRENCE B. SEIDMAN, who made oath under penalty of perjury that the aforesaid facts are true and correct to the best of his knowledge, information and belief.

GIVEN under my hand and seal this 8th day, December, 2005.


                                                /ss/ BETH L. WISEBERG
                                                --------------------------------
                                                BETH L. WISEBERG
                                                A Notary Public of New Jersey
                                                My Commission Expires 04/05/2006

                                  CERTIFICATION

              Neal S. Axelrod, upon his oath certifies as follows:

    1. The Requesting Entities will not use the shareholder list information for any purpose other than to communicate with, and, if necessary, to solicit proxies from, the shareholders of Interchange Financial Services Corp. with respect to the Director slate proposed by the Nominating Shareholder for election at the next annual shareholder meeting.

    2. The Requesting Entities will not disclose the shareholder list information to any person other than the beneficial owner for whom the shareholder list request was made, or an employee or agent to the extent necessary to effect the communication or solicitation referred to above.


                                                /ss/ Neal S. Axelrod
                                                --------------------------------
                                                Neal S. Axelrod


STATE OF NEW JERSEY
                      )SS.
COUNTY OF UNION

BEFORE ME, a notary public in and for the state of New Jersey, County of Union, did personally appear NEAL S. AXELROD, who made oath under penalty of perjury that the aforesaid facts are true and correct to the best of his knowledge, information and belief.

GIVEN under my hand seal this 8th day, December, 2005.


                                                    SOFIYA PETLYAR
                                                    NOTARY PUBLIC
                                                  STATE OF NEW JERSEY
                                                 MY COMMISSION EXPIRES
                                                   DECEMBER 25, 2008

                                                  /ss/ SOFIYA PETLYAR

                                  CERTIFICATION

             Raymond J. Vanaria, upon his oath certifies as follows:

    1. The Requesting Entities will not use the shareholder list information for any purpose other than to communicate with, and, if necessary, to solicit proxies from, the shareholders of Interchange Financial Services Corp. with respect to the Director slate proposed by the Nominating Shareholder for election at the next annual shareholder meeting.

    2. The Requesting Entities will not disclose the shareholder list information to any person other than the beneficial owner for whom the shareholder list request was made, or and employee or agent to the extent necessary to effect the communication or solicitation referred to above.


                                                /ss/ Raymond J. Vanaria
                                                --------------------------------
                                                Raymond J. Vanaria


STATE OF NEW JERSEY
                      )SS.
COUNTY OF MORRIS

BEFORE ME, a notary public in and for the State of New Jersey, County of Morris, did personally appear RAYMOND J. VANARIA, who made oath under penalty of perjury that the aforesaid facts are true and correct to the best of his knowledge, information and belief.

GIVEN under my hand and seal this 9th day, December, 2005.


                                                /ss/ Beth L. Wiseberg
                                                --------------------------------
                                                BETH L. WISEBERG
                                                A Notary Public Of New Jersey
                                                My Commission Expires 04/05/2006